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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of    November    , 2002
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                           Bennett Environmental Inc.
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                 (Translation of registrant's name into English)


               Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   [X]               Form 40-F   [ ]

         Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes  [ ]               No  [ ]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Bennett Environmental Inc.
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                                       (Registrant)

Date:       December 2, 2002           By:          /s/ John Bennett
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                                      [Print] Name:  John Bennett
                                              Title: Chief Executive Officer

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[BENNETT ENVIRONMENTAL INC. -- LOGO]

                          FOR IMMEDIATE RELEASE

MINISTRY OF ENVIRONMENT - ENVIRONMENTAL ASSESSMENT COMMENTS

OAKVILLE, ONTARIO, NOVEMBER 8, 2002 - The government review team has completed their review of the Environmental Assessment (EA) and the Director of Environmental Assessment and Approvals has advised BENNETT that, as provided in
Section 7 (4) of the Environmental Assessment Act, the review has identified areas requiring clarifications and corrections. The Act under Section 7 (5) only provides a period of seven days for the proponent to address issues identified. Alternatively, the Act provides an opportunity for the proponent to resubmit the EA.

From the outset BENNETT has been committed to full and comprehensive consultation and volunteered to undertake the EA process. We believe that, in the best interest of all stakeholders, it is prudent to take sufficient time to review all of the comments and provide the information and necessary amendments. Therefore BENNETT has decided to withdraw and resubmit the EA. Final approval for this project is now expected by Q2 2003.

"The government review team has identified items as simple as typographical errors and as complex as questions related to the air dispersion modeling. While all of these issues can be readily explained, we cannot adequately address these issues within the seven-day statutory time limit. Our EA submission is a very comprehensive document containing over 2,500 pages of charts, facts and data; it is in everybody's interest that we take the time to adequately address and validate each identified item" said Danny Ponn, BENNETT's VP & COO.

The revised EA documents will address all concerns raised by the government review team and stakeholders. More importantly, this will provide all stakeholders the opportunity to comment on the set of revised documents.

ABOUT BENNETT ENVIRONMENTAL INC.

BENNETT Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. BENNETT Environmental's proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

BENNETT Environmental is listed on the Toronto Stock Exchange (Trading Symbol "BEV") and the American Stock Exchange (Trading Symbol "BEL"). For information, please visit the BENNETT Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.